CITIGROUP COMMERCIAL MORTGAGE SECURITIES, INC.

CITIGROUP GLOBAL MARKETS INC.

390 Greenwich Street

New York, New York 10013

December 21, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Arthur C. Sandel

Re:	Citigroup Commercial Mortgage Securities Inc. Registration Statement on Form SF-3 File No. 333-207132

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) and Citigroup Global Markets Inc. (the “Managing Underwriter”) hereby request that the above-referenced registration statement be declared effective at 4:00 p.m. on December 23, 2015, or as soon thereafter as practicable.

We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement. We acknowledge that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely yours,

CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC. Registrant

By:	/s/ Paul Vanderslice
Name: Paul Vanderslice
Title: President

CITIGROUP GLOBAL MARKETS INC. Managing Underwriter

By:	/s/ Paul Vanderslice
Name: Paul Vanderslice
Title: Managing Director